Mail Stop 6010   February 28, 2007

Vyteris Holdings, Inc.
13-01 Pollitt Drive
Fair Lawn, NJ 07410
Attn: Donald Farley

Re: Vyteris Holdings, Inc.
Preliminary proxy statement filed February 22, 2007
File No. 0-32741

Dear Mr. Farley:

  This is to advise you that we have monitored the subject filing solely with respect to the issue raised in the following comment.

  We note that your discussion of an increase in the number of authorized shares of common stock of the company. Please expand the disclosure to state whether or not you have any plans, agreements, arrangements or understandings to issue any additional shares of common stock.

  As appropriate, please amend your filing in response to this comment. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

  Any questions should be directed to Michael Reedich, Special Counsel, at (202) 551-3612.

          Sincerely,

          Jeffrey Riedler
          Assistant Director